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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

                             GulfMark Offshore Sets
                             Record Third Quarter

     October 31, 2001 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $7.2 million, or $0.86 per share (diluted) for the quarter ended September 30, 2001, on record revenues of $31.0 million. This compares to net income of $2.8 million, or $0.33 per share (diluted) on revenue of $21.0 million for the third quarter of 2000, excluding a $2.5 million tax adjusted gain from the sale of assets, or $0.30 per share (diluted), recognized in the prior year's quarter. In addition, operating income of $11.6 million for the third quarter of 2001 surpassed the previous record of $10.5 million set in the third quarter of 1998 and was nearly double the $6.0 million for the third quarter of 2000.

     The marked improvement in the third quarter of 2001, compared to the same period in 2000, was due primarily to vessel additions, continued strengthening of day rates in all markets and higher utilization in Southeast Asia. New vessels added during 2001 include: four North Sea vessels from the Sea Truck acquisition; the delivery in mid-July of the first of the Company's newbuild vessels, the Highland Fortress; the Highland Patriot acquisition completed at the beginning of April; and the two vessels acquired from Clear Seas at the end of August.

     Mr. Bruce Streeter, President and COO of the Company, commented on the year-over-year quarterly improvement: "We are most gratified by the results of the quarter which we believe affirms our strategy of adding high specification vessels capable of earning premium day rates coupled with selective and strategic acquisitions. Continued strength in our markets, resulting in beneficial spot market conditions and profit share agreements, as well as lower operating costs, helped us to exceed our previously announced expectations for the quarter. Our current strategic plan does not include the U.S. Gulf of Mexico but emphasizes those international locations where budgets and demand continue to be the focus of oil and gas expenditures. With the strong forward contract cover on our vessels for the balance of 2001 and throughout 2002, we are optimistic we can continue to report favorable operating results."

     When compared with the second quarter of 2001, there was an improvement of $1.9 million in net income, or $0.23 per share (diluted) on an increase in revenue of $6.9 million, excluding the recapture of $16.2 million, or $1.92 per share (diluted) in deferred taxes recorded in the second quarter. Operating income also increased by $3.7 million to $11.6 million, the highest in the Company's history. The 29% increase in revenue resulted in a 46% increase in operating income and a 35% increase in net income over the prior quarter. Factors generating these improvements include the new vessel additions in the quarter (the Highland Fortress and the two Clear Seas vessels), the full quarter effect of the Sea Truck acquisition, as well as improved day rates and higher utilization in all operating regions. The revenue contribution from the increased size of the fleet comprised 82% of the revenue improvement while 13% was due to higher average day rates and 5% to increased utilization.

     Direct operating costs increased in the third quarter of 2001 to $11.5 million, a $2.1 million increase over the second quarter and $2.8 million over the third quarter of 2000. The increase in costs over the second quarter is attributable entirely to the increased size of the fleet. Increased

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depreciation expense in the third quarter of 2001 was also reflective of the higher number of vessels in the fleet and is representative of quarterly depreciation expense prior to the addition of the newbuild vessel deliveries in 2002 and 2003. Interest expense of $3.7 million was $1.0 million higher in the third quarter of 2001 than in the prior quarter due to borrowings under the Company's credit facilities for the acquisition of the Sea Truck vessels and the assumption of existing debt associated with both the Sea Truck and Clear Seas acquisitions. General and administrative cost also increased during the third quarter of 2001 to $2.1 million due primarily to the addition of the Norwegian operating office.

     The remaining eight vessels to be delivered under the Company's newbuild construction program remain on time and within budget. As previously reported, the North Mariner, a 275' UT 745 Platform Supply Vessel (PSV) which is scheduled to deliver in February 2002, has been committed to a five year
charter.   Contract discussions are ongoing for the other UT 745 PSV, the
Highland Navigator, also scheduled to deliver at the end of February 2002. Capital expenditures in the third quarter of 2001 totaled $22.3 million including $8.6 million for the acquisition of the Clear Seas vessels and the
balance of $13.7 million primarily for the newbuild program.   Two dry
dockings were accomplished during the third quarter on North Sea based vessels at an average cost of approximately $0.4 million, with three remaining dry
dockings to be completed in the fourth quarter.   At September 30, 2001, the
Company had liquidity of $64.3 million comprised of $28.6 million in working capital and $35.7 million of availability under the credit facilities. Subsequent to September 30, 2001, $5.0 million of drawdowns under the Company's credit agreement were repaid.

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 9:00 A.M. EST/8:00 A.M. CST on Thursday, November 1, 2001. Those interested in participating in the conference call should call 800/553-0273 (612/332-0226, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.bestcalls.com. A replay will be available after the conference call at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) using code 609108.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty (50) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:  Edward A. Guthrie, Executive Vice President
          (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

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GulfMark Offshore, Inc.
Press Release
October 31, 2001
Page 3

                               OPERATING RESULTS
                       (in 000's except per share amounts)

                                       Three Months Ended     Nine Months Ended
                                          September 30,          September 30,
                                       ------------------   ---------------------
                                         2001      2000       2001         2000
                                       --------  --------   --------     --------
REVENUES.............................  $ 30,976  $ 20,968   $ 76,041     $ 55,420
Direct operating expenses............    11,484     8,663     29,473       25,287
Bareboat charter expense.............     1,589     1,632      4,717        5,063
Depreciation and amortization........     4,203     3,112     10,794        9,596
General and administrative expenses..     2,075     1,573      5,377        4,683
                                       --------  --------   --------     --------
  OPERATING INCOME...................    11,625     5,988     25,680       10,791

Interest expense.....................    (3,724)   (2,952)    (9,264)      (9,208)
Interest income......................       176       348        846          989
Income/(loss) from unconsolidated
  venture............................       411       217      1,026         (294)
Gain on sale of assets...............        --     3,601         --        3,601
Other, net...........................      (143)      253       (202)         399
                                       --------  --------   --------     --------
Income before income taxes...........     8,345     7,455     18,086        6,278
Income tax (provision) benefit.......    (1,118)   (2,154)    13,313 (1)   (1,717)
                                       --------  --------   --------     --------
  Net income.........................  $  7,227  $  5,301   $ 31,399     $  4,561
                                       ========  ========   ========     ========
DILUTED EARNINGS PER SHARE:
  NET INCOME.........................  $   0.86  $   0.63   $   3.73     $   0.55
                                       ========  ========   ========     ========

Weighted average common shares.......     8,199     8,164      8,196        8,155
Weighted average diluted common
  shares.............................     8,404     8,342      8,408        8,315

(1) Includes $16.2 million ($1.92 per diluted share) of deferred tax recapture in the second quarter 2001.

REVENUE BY REGION (000's)
  North Sea based fleet..............  $ 24,248  $ 15,778   $ 56,974     $ 41,472
  Southeast Asia based fleet.........     4,236     2,878     11,901        7,623
  Brazil based fleet.................     2,492     2,312      7,166        6,325

RATES PER DAY WORKED
  North Sea based fleet..............  $ 10,919  $  9,447   $ 10,417     $  8,992
  Southeast Asia based fleet.........     4,386     3,847      4,344        3,860
  Brazil based fleet.................     9,541     8,663      9,466        8,144

OVERALL UTILIZATION %
  North Sea based fleet..............      98.9%     98.9%      97.0%        89.3%
  Southeast Asia based fleet.........      89.5%     70.4%      86.7%        62.3%
  Brazil based fleet.................      97.1%     99.9%      94.8%        97.3%

AVERAGE OWNED OR CHARTERED VESSELS
  North Sea based fleet..............      24.5      18.3       20.7         18.7
  Southeast Asia based fleet.........      12.0      12.0       12.0         12.0
  Brazil based fleet.................       3.0       3.0        3.0          3.0
                                       --------  --------   --------     --------
     Total...........................      39.5      33.3       35.7         33.7
                                       ========  ========   ========     ========

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